PUNCH TV STUDIOS RESPONDS TO SEC ORDER

On April 5, 2016, the Securities and Exchange Commission (“SEC”) qualified the Punch TV Studios Regulation A equity offering. Regulation A is a revision under the JOBS Act that allows a smaller company to raise up to $50 million through an equity offering to the general public with far less regulation than a traditional IPO. On Wednesday, October 4, 2017, Punch closed its offering. Since that time, Punch TV Studios has been actively expanding its business activities toward the goal of increasing the overall net worth of the company and, ultimately the value of its stock.

The United States Securities and Exchange Commission issued its Order Making Finding, Specifying Procedures, and Temporarily Suspending Exemption Pursuant to Section 3(b) of the Securities Act of 1922 and Regulation A Thereunder due to the filing of misrepresented and unaudited financial statements contained in our Offering Circular on Form 1-A pursuant to Regulation A, resulting in a nine-month post-closure suspension of our Regulation A exemption commencing on January 10, 2018.

Punch TV Studios is in full compliance and continues to meet the expectations of Securities and Exchange Commission Rules and Regulations.

We are posting a copy of the Order on our website. We urge our current stockholders to note that the management of Punch TV Studios, Inc. has taken action to remedy and correct misrepresented and unaudited financial/accounting statements as cited by the Securities and Exchange Commission to maintain the integrity of company operations and value.

Several factors support the conclusion that this suspension does not affect Punch, its operations or the potential value of its stock.

First, Punch has not planned to sell additional stock under the Regulation A exemption after October 4, 2017, the date the offer closed. Accordingly, even when the nine-month suspension period has expired, Punch has no current intentions of reopening this offering.

Second, this does not affect our operations in any way. Punch TV Studios remains fully operational and, on a daily basis, is engaging in business activities, including the production of our films and television programs, the operation of our broadcast stations, and our animation subsidiary, Punch Animation, Inc. These activities should ultimately result in an increase in the value of our stockholders’ wealth.

Finally, this does not affect our revenue or stock. Punch will, in the near future, begin to trade its stock as the business activities begin to generate profits.

Punch appreciates all those who decided to join our family of stockholders. Our shareholders will begin receiving our weekly newsletter starting Friday, January 12, 2018. This newsletter will keep our shareholders up-to-date of all business activities that are being completed on behalf of our investors.

Again, we wish to thank our supporters for being a part of this very exciting journey on which we have embarked.

Here is a link to the order: https://www.sec.gov/litigation/admin/2018/33-10452.pdf